SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

DiMi Telematics International, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

23331R102
(CUSIP Number)

Stan McGlothlin McGlothlin Holdings, Ltd. PO Box 590 Luling, Texas 78649 830-875-6927	With a copy to: Lee Polson Strasburger & Price, LLP 720 Congress Avenue, Suite 700 Austin, Texas 78701 512-499-3600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  [  ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 2331R102

1	(Entities Only) McGlothlin Holdings, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	[X]
			(b)	[ ]
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)( or 2(e)			[ ]
6	Citizenship or Place of Origin Texas
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power None
	8	Shared Voting Power 1,988,000
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 1,988,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,988,000
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]
13	Percent of Class Represented by amount in Row 11 27.4%
14	Type of Reporting Person PN

CUSIP No. 2331R102

1	(Entities Only) McGlothlin Trading, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	[X]
			(b)	[ ]
3	SEC Use Only
4	Source of Funds AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)( or 2(e)			[ ]
6	Citizenship or Place of Origin Texas
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power None
	8	Shared Voting Power 1,988,000
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 1,988,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,988,000
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]
13	Percent of Class Represented by amount in Row 11 27.4%
14	Type of Reporting Person HC

Item 1                                Security and Issuer

This report relates to shares of common stock, par value $0.001 per share, of DiMi Telematics International, Inc. (“DiMi”), whose address is 290 Lenox Avenue, New York, NY 10027.  On February 20, 2014, DiMi effected a 1 for 100 reverse stock split (“Reverse Stock Split”) of DiMi’s outstanding stock. All share amounts in this Schedule give effect to DiMi’s Reverse Stock Split. On March 13, 2014 and on April 10, 2014, McGlothlin Holdings, Ltd. (“McGlothlin Holdings”) was issued 1,500,000 shares of restricted common stock of DiMi from the issuer, which shares were purchased in a privately negotiated transaction on November 20, 2013 in reliance on the exemptions from registration contained in Regulation D, Rule 506, and Section 4(2) of the Securities Act of 1933. On June 3, 2014 and June 12, 2014, McGlothlin Holdings was issued an additional 240,000 shares of restricted common stock of DiMi from the issuer in a privately negotiated transaction in reliance on the same exemptions as the prior purchase.  McGlothlin Holdings agreed to purchase these shares were purchased on April 9, 2014.

Item 2                                Identity and Background

McGlothlin Holdings, a Texas limited partnership, located at PO Box 590, Luling, Texas 78648, was formed to act as an investment partnership.  Its first investment in DiMi was a privately negotiated purchase of DiMi common stock in August 2011, for investment purposes.

McGlothlin Trading, LLC (“McGlothlin Trading”), a Texas limited liability company, located at PO Box 590, Luling, Texas78648, is the general partner of McGlothlin Holdings.  It has dispositive and voting authority over the investment in DiMi by virtue of its position as general partner of McGlothlin Holdings. Accordingly, it may be considered to be a member of a group with McGlothlin Holdings, but it has no further interest in the DiMi shares purchased by McGlothlin Holdings.

McGlothlin Holdings and McGlothlin Trading have not been the subject of any criminal or civil proceeding which would require reporting pursuant to Item 2 of Schedule 13D.

Item 3                                Source and Amount of Funds or Other Consideration

On November 20, 2013, McGlothlin Holdings agreed to purchase 1,500,000 shares of common stock of DiMi for cash consideration of $450,000. The issuance of these shares was delayed until March 13, 2014 and April 10, 2014, due to the Reverse Stock Split. On April 9, 2014, McGlothlin Holdings purchased an additional 240,000 shares of common stock of DiMi from the issuer in a privately negotiated transaction for cash consideration of $9,600. These shares were issued on June 3, 2014 and June 12, 2014.

Previously, McGlothlin Holdings had purchased 150,000 shares of common stock of DiMi from the issuer on April 22, 2013, for cash consideration of $150,000. Between August 2011 and May 2012, McGlothlin Holdings and other entities affiliated with McGlothlin Holdings purchased 98,000 shares of DiMi common stock for cash consideration of $590,000.  The shares previously purchased by affiliates have all been transferred to McGlothlin Holdings.

The source of funds for each purchase was working capital of McGlothlin Holdings and its affiliates.

Item 4                                Purpose of Transaction

McGlothlin Holdings purchased its shares of DiMi as an investment.  It has no plans with respect to making any change in the management, ownership, operations of business of DiMi.

Item 5                                Interest in Securities of the Issuer

After the stock purchase, McGlothlin Holdings owns a total of 1,988,000 shares of common stock of DiMi.  This represents 27.4% of the outstanding common stock of DiMi calculated pursuant to Rule 13d-3 of the Securities and Exchange Commission.  The shares are held directly by McGlothlin Holdings.  McGlothlin Trading may be considered a member of a group with McGlothlin Holdings because, as general partner of McGlothlin Holdings, McGlothlin Trading has shared voting and dispositive power over the DiMi shares.

Item 6                                Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7                                Material to be Filed as Exhibits

None

[Signature Page Follows]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           October 13, 2014

McGlothlin Holdings, Ltd.

By McGlothlin Trading, LLC, its General Partner

/s/ Stan McGlothlin
By Stan McGlothlin, Manager
of McGlothlin Trading, LLC

McGlothlin Trading, LLC

/s/ Stan McGlothlin
By Stan McGlothlin, Manager